Exhibit 21.1

Emdeon Inc.

Subsidiaries of the Registrant

Entity Name	State of Organization

AdminiSource Communications, Inc.	Texas

Advanced Business Fulfillment, LLC	Delaware

Capario, Inc.	Delaware

Chamberlin Edmonds & Associates, Inc.	Delaware

Change Healthcare Corporation	Delaware

Chapin Revenue Cycle Management, LLC	Delaware

Dakota Imaging LLC	Delaware

EBS Holdco I, LLC	Delaware

EBS Holdco II, LLC	Delaware

EBS Master LLC	Delaware

Emdeon Business Services LLC	Delaware

Envoy LLC	Delaware

EquiClaim, LLC	Delaware

eRx Network, L.L.C.	Texas

eRx Network Canada, Inc.	British Columbia

ExpressBill LLC	Delaware

Goold Health Systems	Maine

Healthcare Technology Management Services LLC	Delaware

IXT Solutions, Inc.	Tennessee

Kinetra LLC	Delaware

MedE America of Ohio LLC	Delaware

Medi, LLC	California

MediFax-EDI, LLC	Tennessee

TC3 Health, Inc.	Delaware

Vieosoft, Inc.	Washington